EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	6/30/2014	6/30/2014
EARNINGS
Income Before Income Taxes	$119,523	$122,887	$192,257	$180,835	$163,681	$144,125	$49,130
Fixed Charges (as below)	62,235	65,834	58,822	58,984	57,647	58,293	29,364
Total Earnings	$181,758	$188,721	$251,079	$239,819	$221,328	$202,418	$78,494

FIXED CHARGES
Interest Expense	$59,093	$63,362	$54,700	$55,286	$53,175	$53,672	$27,096
Credit for Allowance for Borrowed Funds Used During Construction	1,142	572	822	1,098	2,272	2,421	1,168
Estimated Interest Element in Lease Rentals	2,000	1,900	3,300	2,600	2,200	2,200	1,100
Total Fixed Charges	$62,235	$65,834	$58,822	$58,984	$57,647	$58,293	$29,364

Ratio of Earnings to Fixed Charges	2.92	2.86	4.26	4.06	3.83	3.47	2.67